THE INCOME TRUST TRANSACTIONS

     CanWest MediaWorks Inc. (“CanWest MediaWorks”) intends to transfer all of its Canadian print and interactive media businesses (other than the National Post) together with some ancillary and supporting operations to CanWest MediaWorks Limited Partnership (“CanWest MediaWorks LP”). CanWest MediaWorks LP will be a limited partnership organized under the laws of Ontario, all of the interests in which will be directly and indirectly owned by CanWest MediaWorks and CanWest MediaWorks Income Fund. CanWest MediaWorks Income Fund is a trust organized under the laws of Ontario. CanWest MediaWorks’ Canadian publications business will be transferred to CanWest MediaWorks LP in consideration for debt and limited partnership units that it expects to give it an approximate 72% ownership interest in CanWest MediaWorks LP. CanWest MediaWorks will also own a controlling interest in CanWest MediaWorks (Canada) Inc., a Canadian corporation that will be the general partner of CanWest MediaWorks LP. Concurrently with the closing of the acquisition, CanWest MediaWorks Income Fund will complete a public offering of units of the Fund for gross proceeds in a range of approximately $650 million to $700 million. The Fund will invest the net proceeds of this offering in CanWest MediaWorks LP. CanWest MediaWorks LP will use these net proceeds, together with the net proceeds of a bank credit facility in the amount of approximately CDN$830 million, to repay the debt owing to CanWest MediaWorks that was incurred on the acquisition of its Canadian publishing business.

     In total, proceeds to CanWest MediaWorks are expected to be in a range of approximately CDN$1,425 million to CDN$1,475 million. CanWest MediaWorks will use these proceeds together with proceeds from a new 5-year CDN$500 million senior credit facility to retire indebtedness under its existing senior credit facility and to fund the offers and repurchase the Canadian dollar denominated notes. Following completion, drawn credit under CanWest MediaWorks’ new senior facility is expected to be in the range of approximately CDN$125 million to CDN$175 million. Through these transactions, CanWest MediaWorks expects that on a consolidated basis, including the term credit facility of CanWest MediaWorks LP, its overall debt position will be reduced by a net amount of approximately C$450 million to C$500 million. Although CanWest MediaWorks LP will be designated an “Unrestricted Subsidiary” under the indentures for the 2011 notes and the 2013 notes and the indenture for CanWest MediaWorks’ 8% Senior Subordinated Notes due 2012, CanWest MediaWorks expects to receive monthly cash distributions from CanWest MediaWorks LP under its distribution policy.

     Each offer is conditioned upon, among other things, CanWest MediaWorks’ successful entry into an underwriting agreement satisfactory to it in respect of the public offering of units of CanWest MediaWorks Income Fund, providing for receipt by CanWest MediaWorks Income Fund of gross proceeds of at least CDN$600 million. In addition, settlement of the offers will be conditioned upon settlement of the income trust transactions. CanWest MediaWorks anticipates that any underwriting agreement signed in respect of the public offering would contain customary closing conditions. If notes are accepted in the offers but the income trust transaction fails to settle CanWest MediaWorks will promptly return all tendered notes (unless it waives that condition to settlement of the offers). There can be no assurance that any of the income trust transactions will be completed on the terms anticipated on or prior to the settlement time, or at all.